Filed by Georgia Gulf Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Georgia Gulf Corporation

Commission File No. 001-09753

This memorandum from Paul Carrico, president and chief executive officer of Georgia Gulf Corporation, was distributed to employees of Georgia Gulf Corporation by e-mail on the afternoon of November 9, 2012.

intracompany memo

To:	Distribution

From:	Paul D. Carrico

Subj.:	Vice President — Procurement	Date: November 9, 2012

I am pleased to announce that, upon completion of the merger of Georgia Gulf and PPG’s chlor-alkali and derivatives business, C. Douglas Shannon will be appointed as Vice President —Procurement of the combined company. In this role, Doug will report to me and will develop and execute a procurement strategy that supports and meets the goals and objectives of our significantly larger new company.

Doug will have responsibility for raw materials and energy purchasing activities across the enterprise: chemicals, building products and corporate. Doug will be located at and continue to manage our Houston office.

Doug joined Georgia Gulf in 1981 and has held a number of increasingly responsible roles in procurement and business management including business manager of electrochemicals and director of business area management. Doug received a B.S. and an M.S. in Chemical Engineering from Rensselaer Polytechnic Institute.

I am pleased that Doug has agreed to serve in this role. Please join me in congratulating him.